MICHAEL BAKER CORPORATION
Airside Business Park
100 Airside Drive
Moon Township, PA 15108

August 28, 2008

Via EDGAR
Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Michael Baker Corporation
Form 10-K: For the fiscal year ended December 31, 2007
Commission File No. 1-06627
Dear Mr. Gordon:
          We have reviewed the comment of the Staff set forth in your letter dated August 14, 2008. On behalf of Michael Baker Corporation (the “Company”), this letter provides our response to the Staff’s comment.
21. Quarterly Results of Operations (Unaudited), page 50
We note from your disclosure that subsequent to the period ended September 30, 2007, you restated your quarterly financial statements for the first three quarters for 2007 and all quarters for 2006. Please tell us how you determined it was appropriate to not restate your Forms 10-Q for the quarterly periods affected by the restatements.
Response
During the preparation of the 2007 annual financial statements, it was initially determined that the Company would need to restate its 2007 interim financial statements for the first three quarters of fiscal year 2007. During the analysis of the restatement items, it was subsequently determined that in addition to the 2007 quarterly financial statements, the 2006 annual and quarterly financial statements required restatement. After timely filing the required Form 8-K on February 26, 2008 to alert the public that our previously filed 2007 quarterly financial statements could no longer be relied upon, and on June 13, 2008 to alert the public that our previously filed 2006 quarterly and annual financial statements could not be relied upon, we made an assessment of whether we needed to file amendments to our previously filed Quarterly Reports on Form 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007, to reflect the 2007 and 2006 quarterly restatements therein, or whether we could reflect the restatements in our 2007 Annual Report on Form 10-K and subsequent Form 10-Q filings. We determined that

Daniel L. Gordon
August 28, 2008

it was appropriate to address the 2007 and 2006 quarterly financial statement restatements in our 2007 Annual Report on Form 10-K and subsequent Form 10-Q filings, consistent with the manner in which we addressed the 2006 restatement, and not to amend our 2007 and 2006 Forms 10-Q based on the following.
Our analysis was based in part upon the discussion of the Securities and Exchange Commission (the “Commission”) in its Report Pursuant to Section 704 of the Sarbanes-Oxley Act of 2002 (submitted to CCH Online January 29, 2003) (the “Report”) which concluded that “there is no single mechanism for an issuer to file its restated financial statements with the Commission.” (page 43) The Report indicates that some restated financial statements are included in amended filings while others are simply included in regular filings. The Report indicates that as a result of this lack of uniformity the Commission planned to address this matter by proposing two rules: (i) adding a line item to Form 8-K to require the issuer to disclose what was restated and why with a link to the Form 10-K or Form 10-Q that contains the restated financial statements, and (ii) adding a box to the Form 10-K and Form 10-Q to be checked if the filing contains restated financial statements. Neither rule has yet been adopted as proposed in the Report. Additionally, we were unable to locate any express guidance of the Commission that required us to reflect the quarterly restatements by amending our previously filed Forms 10-Q rather than including the restatements in our Form 10-K and subsequent Form 10-Q filings. We concluded that our decision regarding the approach to filing the 2007 restated quarterly financial information should be based upon how to best meet our reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder.
Because the timing of the identification of the errors was during the preparation of the annual financial statements for fiscal year 2007, we concluded that reflecting 2007 and 2006 restated quarterly financial information and full year 2006 restated financial information in our 2007 Annual Report on Form 10-K was the best, and therefore the appropriate, method through which to meet our reporting obligations under the Exchange Act and to report the restated financial information. Our conclusion that this was the best method was based in part on our understanding that our 2007 Form 10-Q filings served as interim updates to our 2006 Form 10-K filing and that the currently due 2007 Form 10-K filing would replace the 2006 Form 10-K filing. Our conclusion was also based on our ability to disseminate restated financial information to our shareholders and investors sooner and in a manner that was easier for them to understand and follow by including restated 2007 and 2006 quarterly information and restated 2006 full year financial statements in our 2007 Form 10-K filing, which we believed was our most significant reporting obligation at that time, rather than to prepare and file three amended Form 10-Q filings and delay the filing of our Form 10-K even further. We believed this approach enabled us to file our 2007 Form 10-K in the timeliest manner and still meet our disclosure obligations. In addition, our conclusion also considered our obligation to file restated 2007 quarterly financial statements. We believe that including the restated 2007 quarterly financial information in our 2008 10-Q filings provides investors with the information when they need it in order to examine results for comparable periods in 2008.
We believe the following restatement related disclosure included in our 2007 Annual Report on Form 10-K and our 2008 Form 10-Q filings is comprehensive and complies with our disclosure and filing obligations with respect to our restated 2007 and 2006 quarterly financial statements.
1. We included the following restatement disclosure in our 2007 Annual Report on Form 10-K related to the 2007 and 2006 quarterly restatements:
          a. An explanatory note regarding the restatements and the periods affected, a statement that indicates that previous Form 10-Q filings cannot be relied upon, a statement that

Daniel L. Gordon
August 28, 2008

the 2007 and 2006 quarterly restated financial information is included in the unaudited quarterly financial information footnote contained in the Form 10-K, and that our 2008 Forms 10-Q will reflect the 2007 restated amounts.
          b. Selected quarterly financial data reflecting the 2007 and 2006 restated quarterly financial information with a column showing a reconciliation to the 2007 quarterly amounts previously reported.
          c. Appropriate disclosures regarding material weaknesses in internal control in Item 9A of our 2007 Annual Report on Form 10-K based on what we discovered in connection with the 2007 quarterly restatement, which disclosures were the same as those that would have been included in each of the amended Form 10-Q filings.
2. We included the following information in our Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed with the Commission on July 22, 2008:
          a. An explanatory note regarding the restatements and the periods affected and a statement that indicates that previous Form 10-Q filings cannot be relied upon.
          b. Footnote disclosure related to the nature and amount of each type of restatement, and restated 2007 financial statements for the periods presented in the Form 10-Q, including a column containing the adjustments and reconciling to the 2007 amounts previously reported.
          c. Quarterly Management’s Discussion and Analysis based on restated 2007 amounts.
3. We included the following information in our Quarterly Report on Form 10-Q for the period ended June 30, 2008, filed with the Commission on August 11, 2008:
          a. An explanatory note regarding the restatements and the periods affected and a statement that indicates that previous Form 10-Q filings cannot be relied upon.
          b. Footnote disclosure related to the nature and amount of each type of restatement, and restated 2007 financial statements for the periods presented in the Form 10-Q, including a column containing the adjustments and reconciling to the 2007 amounts previously reported.
          c. Quarterly Management’s Discussion and Analysis based on restated 2007 amounts.
4. We intend to include the following items in our 2008 Quarterly Report on Form 10-Q for the quarter ended September 30, 2008:
          1. An explanatory note that explains the nature of the restatements and the periods affected,
          2. Footnote disclosure related to the nature and amount of each type of restatement, and restated 2007 financial statements for the periods presented in the Form 10-Q, including a column containing the adjustments and reconciling to the 2007 amounts previously reported.

Daniel L. Gordon
August 28, 2008

          3. Quarterly Management’s Discussion and Analysis based on restated 2007 amounts.
We believe that our approach to filing restated financial information through the 2007 Annual Report on Form 10-K and the 2008 Quarterly Reports on Form 10-Q is comprehensive and complies with our disclosure and filing obligations with respect to our restated 2007 and 2006 quarterly financial statements. Accordingly, we did not consider it necessary to first amend our 2007 Form 10-Q filings and then file our Form 10-K for 2007. Furthermore, because (i) we have filed two years of interim financial statements which can be relied upon as of June 30, 2008, (ii) we will file restated 2007 third quarter financial statements in our 2008 Form 10-Q for the period ended September 30, 2008, (iii) we have made disclosure in multiple public filings specifically indicating that our 2006 quarterly financial statements cannot be relied upon, and (iv) we have included restated selected quarterly financial data for the 2006 quarters in our 2007 Form 10-K, we do not believe that we need to file any amended Forms 10-Q for fiscal year 2006 containing our 2006 restated quarterly financial statements.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to our filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any further questions or comments, please contact the undersigned at (412) 269-6448 or contact our counsel at Reed Smith, Dave DeNinno (412-288-3214) or Christi Davis (412-288-7226).
Sincerely,
MICHAEL BAKER CORPORATION
/s/ Craig O. Stuver
Acting Chief Financial Officer

cc:	Richard L. Shaw
Bradley L. Mallory
H. James McKnight, Esquire
Robert C. Denove
Christi L. Davis, Esquire
David L. DeNinno, Esquire